NOK1,000,000,000	FILED PURSUANT TO RULE 433
3.500% SENIOR NOTES DUE 2024	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	July 29, 2014

Settlement Date:	August 19, 2014 (T+15 days)

Maturity:	August 19, 2024

Par Amount:	NOK1,000,000,000

Annual Coupon:	3.500% per annum

Public Offering Price:	100%

Net Proceeds to Citigroup:	NOK1,000,000,000 (before expenses)

Interest Payment Dates:	Each August 19, beginning August 19, 2015. Modified following business day convention.

Day Count:	Actual/Actual (ICMA)

Business Days:	New York, London and Oslo

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	NOK10,000/ multiples of NOK10,000 in excess thereof

Settlement:	Euroclear / Clearstream

Governing Law:	New York

Sole Book-Running Manager:	Citigroup Global Markets Inc.

CUSIP:	172967HW4

ISIN:	XS1094186258

Common Code:	109418625

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.